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                              August 30, 2021

       Fran Rosch
       President and Chief Executive Officer
       ForgeRock, Inc.
       201 Mission Street
       Suite 2900
       San Francisco, California 94105

                                                        Re: ForgeRock, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 23,
2021
                                                            File No. 333-259016

       Dear Mr. Rosch:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Capitalization, page 74

   1. Please explain to us how you calculated total capitalization as of June 30, 2021.
       Description of Capital Stock, page 172

   2. Please revise to provide a more detailed description of the material voting rights of the Class A common
stockholders. For example, disclose under what
                                                        circumstances Class A
common stockholders are entitled to a separate class vote under
                                                        Delaware law.
 Fran Rosch
FirstName
ForgeRock,LastNameFran Rosch
            Inc.
Comapany
August 30, NameForgeRock,
           2021           Inc.
August
Page 2 30, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Rezwan D. Pavri